

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 8, 2010

George Feldenkreis, Chief Executive Officer
Perry Ellis International, Inc.
3000 N.W. 107th Avenue
Miami, Florida 33172

> **Re: Perry Ellis International, Inc.**
> **Registration Statement on Form S-3**
> **Filed on June 24, 2010**
> **File No.: 333-166926**

Dear Mr. Feldenkreis:

We have limited our review of your registration statement to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comments, we may have additional comments.

General

1.   You state on the cover page that you may offer securities "and/or selling stockholders may from time to time offer and sell" common stock. It is unclear on what basis you seek to combine sales by you and selling stockholders with your shelf registration statement, given that you do not qualify as a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Please file the offers and sales on the appropriate form(s) or advise.

2.   Please note that we will not be in a position to declare your filing effective until you have satisfactorily replied to and we have cleared all outstanding comments on your Form 10-K for the fiscal year ended January 30, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Edwin Kim at (202) 551-3297 or Jim Lopez, Legal Branch Chief, at (202) 551-3536 if you have any questions.

Sincerely,

John Reynolds
Assistant Director

cc: A. Jeffry Robinson, P.A.
        Broad and Cassel
        Fax: (305) 373-9443